Exhibit 3.2

ARTICLES OF AMENDMENT

OF

CONDOR HOSPITALITY TRUST, INC.

Condor Hospitality Trust, Inc., a Maryland corporation, hereby certifies to the State Department of Assessments and Taxation of Maryland as follows:

FIRST: The charter of Condor Hospitality Trust, Inc., a Maryland corporation (the “Corporation”), is hereby amended to provide that, immediately upon the Reverse Stock Split Effective Time (as defined below), every six and one-half (6.5) shares of the common stock, $.01 par value per share (the “Common Stock”), of the Corporation that were issued and outstanding immediately before the Reverse Stock Split Effective Time shall be combined into one (1) issued and outstanding share of Common Stock, $.065 par value per share, subject to the treatment of fractional share interests as described below (the “Reverse Stock Split”).

A stockholder who otherwise would be entitled to receive a fractional share interest as a result of the Reverse Stock Split shall, with respect to such fractional share interest, be entitled to receive cash from the Corporation in lieu of such fractional share interest in an amount equal to the product of (i) the fractional share interest otherwise issuable to such stockholder as a result of the Reverse Stock Split, multiplied by (ii) the volume weighted average price of the Common Stock on the five trading days prior to, and excluding, March 15, 2017, as reported by the NASDAQ Stock Market.

Each certificate that, immediately prior to the Reverse Stock Split Effective Time, represented shares of the Common Stock (the “Old Certificates”), shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificates shall have been combined, subject to the elimination of fractional share interests as described above.

SECOND: The amendment to the charter of the Corporation as set forth in Article FIRST above has been duly approved by a majority of the Board of Directors of the Corporation as required by the Maryland General Corporation Law (the “MGCL”). Pursuant to Section 2-309(e)(2) of the MGCL, no stockholder approval was required.

THIRD: The charter of the Corporation is hereby amended, effective immediately after the Reverse Stock Split Effective Time, to decrease the par value of the shares of Common Stock of the Corporation issued and outstanding immediately after the Reverse Stock Split from $0.065 per share to $.01 per share.

FOURTH: The amendment to the charter of the Corporation as set forth in Article THIRD above has been duly approved by a majority of the entire Board of Directors of the Corporation as required by law. The amendment set forth in Article THIRD above is limited to a change expressly authorized by Section 2-605(a)(2) of the MGCL to be made without action by the stockholders of the Corporation.

FIFTH: These Articles of Amendment shall become effective at 4:01 p.m. (Eastern Time) on March 15, 2017 (the “Reverse Stock Split Effective Time”).

SIXTH: The amendments to the charter of the Corporation as set forth above do not increase the authorized stock of the Corporation.

SEVENTH: The undersigned Chief Executive Officer acknowledges these Articles of Amendment to be the corporate act of the Corporation and as to all matters or facts required to be verified under oath, the undersigned Chief Executive Officer acknowledges that to the best of his knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under the penalties for perjury.

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IN WITNESS WHEREOF, the Corporation has caused these Articles of Amendment to be executed in its name and on its behalf by its Chief Executive Officer and attested to by its Secretary on March 15, 2017.

Condor Hospitality Trust, Inc.

By:	/s/ J. William Blackham
Name: J. William Blackham
Title: Chief Executive Officer

ATTEST:

By:	/s/ Lauren Green
Name: Lauren Green
Title: Secretary